Exhibit 99.7

Region

REVENUE BY GEOGRAPHICAL AREA

	This quarter	Last Quarter	This Quarter last FY	YTD this Year	YTD last year

	%	%	%	%	%

North America	71.7%	74.2%	70.7%	73.0%	71.2%
Europe	18.7%	16.4%	19.7%	17.7%	19.5%
India	2.8%	1.2%	1.6%	2.1%	2.0%
Rest of the world	6.8%	8.2%	8.0%	7.2%	7.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

“This quarter” refers to the quarter ended March 31, 2003

“Last quarter” refers to the quarter ended December 31, 2002

“This quarter last FY” refers to the quarter ended March 31, 2002

YTD — Year-to-date

REVENUE BY SERVICE OFFERING

	This quarter	Last Quarter	This Quarter last FY	YTD this Year	YTD last year
	%	%	%	%	%

Development	31.2%	32.8%	31.6%	32.1%	32.0%
Maintenance	26.3%	27.9%	29.8%	28.2%	29.0%
Re-engineering	5.4%	5.0%	7.8%	5.5%	10.1%
Package implementation	14.1%	11.0%	11.0%	11.0%	9.8%
Consulting	3.9%	4.5%	3.8%	4.3%	4.2%
Testing	3.7%	3.5%	2.9%	3.4%	2.9%
Engineering services	2.4%	2.4%	2.8%	2.6%	2.6%
Other services	8.2%	8.6%	5.6%	8.3%	5.4%
Total services	95.2%	95.7%	95.3%	95.4%	96.0%
Products	4.8%	4.3%	4.7%	4.6%	4.0%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

“This quarter” refers to the quarter ended March 31, 2003
“Last quarter” refers to the quarter ended December 31, 2002
“This quarter last FY” refers to the quarter ended March 31, 2002
YTD — Year-to-date

REVENUE BY PROJECT TYPE

	This quarter	Last Quarter	This Quarter last FY	YTD this Year	YTD last year
	%	%	%	%	%

Fixed Price	37.2%	37.6%	34.0%	36.7%	31.6%
Time & Materials	62.8%	62.4%	66.0%	63.3%	68.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

“This quarter” refers to the quarter ended March 31, 2003
“Last quarter” refers to the quarter ended December 31, 2002
“This quarter last FY” refers to the quarter ended March 31, 2002
YTD — Year-to-date

REVENUE BY INDUSTRY CLASS

	This quarter	Last Quarter	This Quarter last FY	YTD this Year	YTD last year
	%	%	%	%	%

Insurance, banking & financial services	37.0%	37.7%	37.3%	37.6%	36.7%
Insurance	12.2%	14.1%	15.5%	14.3%	16.3%
Banking & financial services	24.8%	23.6%	21.8%	23.3%	20.4%
Manufacturing	15.1%	17.2%	17.2%	16.4%	17.1%
Retail	11.1%	11.7%	12.9%	11.4%	12.3%
Telecom	16.3%	14.5%	15.4%	15.2%	15.6%
Energy & Utilities	3.5%	2.6%	1.5%	2.9%	2.0%
Transportation & logistics	7.3%	6.6%	3.4%	6.8%	2.7%
Others	9.7%	9.7%	12.3%	9.7%	13.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

“This quarter” refers to the quarter ended March 31, 2003
“Last quarter” refers to the quarter ended December 31, 2002
“This quarter last FY” refers to the quarter ended March 31, 2002
YTD — Year-to-date

CLIENT CONCENTRATION

	This quarter	Last Quarter

Active Clients	345	315
Added during quarter	28	23
% revenue — top client	6.1%	6.3%
% revenue top-5 clients	24.2%	23.8%
% revenue top-10 clients	37.0%	37.9%
Clients accounting for >5% of revenue	2	2

“This quarter” refers to the quarter ended March 31, 2003
“Last quarter” refers to the quarter ended December 31, 2002